Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 of Valeant Pharmaceuticals International, Inc. (formerly Biovail Corporation) for the registration of approximately 12,000,000 of its common shares, and to the incorporation by reference therein of our reports dated February 26, 2010, with respect to the consolidated financial statements and schedule of Biovail Corporation and the effectiveness of internal control over financial reporting of Biovail Corporation included in its Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission, and incorporated by reference therein.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Accountants
November 8, 2010	Licensed Public Accountants